Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Bob Purcell Ph: 866 964 8256 Paul McSharry Ph: 353 1 663 3600	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

TWO DIRECTORS STEP DOWN FROM ELAN BOARD
IN ACCORDANCE WITH PREVIOUSLY ANNOUNCED INTENTION

Company Confirms It Expects To Name New Chairman By Year End

DUBLIN, November 1, 2010 (BUSINESS WIRE) --

Elan Corporation, plc (“Elan”) (NYSE:  ELN) said today that two of its directors,  Jack Schuler and Vaughn Bryson, resigned from the Board effective October 29, 2010, in accordance with their previously announced intention and their related agreements with Elan.

Separately, Elan confirmed that, as previously announced, it expects to name a new Chairman of the Board by year end.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the Company, please visit www.elan.com.

Source: Elan Corporation, plc

###